SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)

Klybeckstrasse 141
4002 Basel
Switzerland

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

     (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes ☐         No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On February 11, 2005, Ciba Specialty Chemicals Holding Inc., a stock corporation organized under the laws of Switzerland, issued a notice to its directors and officers in respect of a blackout period for certain employee investment savings plans, pursuant to Rule 104 of Regulation BTR of the Securities Exchange Act of 1934. A copy of the notice is attached hereto as Exhibit 100.1 and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Notice to Directors and Officers dated February 11, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc.

(Registrant)

Date	March 4 , 2005	By
			/s/ Max Dettwiler	/s/ Oliver Strub
			Max Dettwiler	Oliver Strub
			Head Taxes, Corporate Law and Insurance	Senior Corporate Counsel

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